December 3, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Bagley

Lilyanna Peyser

James Giugliano

Theresa Brillant

RE:	DoorDash, Inc.

Registration Statement on Form S-1

File No. 333-250056

Acceleration Request

Requested Date: December 7, 2020

Requested Time: 4:00 PM, Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters, hereby join DoorDash, Inc. (the “Company”) in requesting that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-250056) (the “Registration Statement”) to become effective on December 7, 2020, at 4:00 PM, Eastern Time, or as soon as practicable thereafter, as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission.

Pursuant to Rule 460 under the Act, please be advised that the underwriters have distributed approximately 3,534 copies of the Preliminary Prospectus dated November 30, 2020 through the date hereof, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC

By:	/s/ Will Connolly
Name:	Will Connolly
Title:	Managing Director

J.P. Morgan Securities LLC

By:	/s/ Bianca Buck
Name:	Bianca Buck
Title:	VP TMT ECM

cc:	Tony Xu, DoorDash, Inc.

Prabir Adarkar, DoorDash, Inc.

Keith D. Yandell, DoorDash, Inc.

Tia A. Sherrington, DoorDash, Inc.

Brian E. Brown, DoorDash, Inc.

Rob Moreno, DoorDash, Inc.

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Shannon R. Delahaye, Wilson Sonsini Goodrich & Rosati, P.C.

Lang Liu, Wilson Sonsini Goodrich & Rosati, P.C.

Heidi Mayon, Goodwin Procter LLP

Julia White, Goodwin Procter LLP

[Signature Page to Acceleration Request]